FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2005

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: Full year results 2004

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Full Year Results 2004
Basel, Switzerland, 10 February 2005

‘Strong growth in sales and profit: enhanced cash return’

  Sales up 11 percent at $7.3 billion, +7% CER(1)

  Earnings per share(2) up 76 percent to $5.87

  Free cash flow(3) $623 million

  Dividend increased to CHF 2.70

  Cash return program enhanced to more than $1 billion 2004-2006
Financial Highlights

	Excluding Restructuring, Impairment and Discontinued Operations(4)				As reported under IFRS(4)

	2004	2003(5)	Actual	CER(1)	2004	2003(5)
	$m	$m	%	%	$m	$m

Sales	7269	6525	+11	+7	7269	6525
Operating Income	895	684	+31	+34	541	521
Net Income (6)	762	340	+124		460	250
Earnings per Share	$7.19	$3.34	+115		$4.34	$2.45

Earnings per Share before one-off tax credit	$5.87	$3.34	+76		$3.02	$2.45

Heinz Imhof, Chairman, said:

“The results achieved in 2004 amply demonstrate the success of the Syngenta strategy and strength of the product portfolio, which have allowed the company to generate significant, profitable growth. They also bear witness to the hard work and determination of our employees in the first four years of the company’s life. Our commitment to create value for our shareholders is further reinforced by the announcement of an enhanced cash return program.”

Michael Pragnell, Chief Executive Officer, said:

“In 2004, Syngenta delivered growth across all businesses and in all regions in improving agricultural markets, consolidating its leadership position. Crop Protection growth was notably high in Latin America, and across Europe excellent local marketing drove sales expansion. New products again grew strongly. The acquisitions of Garst and Golden Harvest, completed in the second half significantly strengthened our position in US corn and soybean seeds. Professional Products and Vegetables and Flowers seeds maintained their five year record of consistent growth. The immense commitment of our people worldwide and our sustained focus on cost and capital efficiency contributed to strong earnings growth and substantially enhanced returns.”

(1)	For a definition of constant exchange rates, see Appendix A.
(2)	EPS on a fully-diluted basis, excluding restructuring, impairment and discontinued operations, and before a one-off tax credit.
(3)	After acquisitions of $484 million. For a definition of free cash flow, see Appendix C.
(4)	The amounts including restructuring and impairment are reported in accordance with International Financial Reporting Standards (IFRS). The impact of restructuring, impairment and discontinued operations in 2004 is $302m on net income (2003: $90m).
(5)	Adjusted in accordance with recent changes in accounting standards.
(6)	Net income to shareholders of Syngenta AG.

Highlights for 2004

Sales at constant exchange rates (CER) increased by seven percent. Underlying demand in the fourth quarter remained strong; reported sales reflect the realignment of sales closer to consumption for the coming season, particularly in the USA, Western Europe and Japan. Full year Crop Protection sales were seven percent higher; Seeds sales rose by six percent.

EBITDA improved by 18 percent (CER) to $1.4 billion benefiting from the growth in sales and continued cost efficiency.

Earnings per share, excluding restructuring and impairment and a one-off tax benefit, were up 76 percent to $5.87. After charges for restructuring and impairment earnings per share were $4.34 (2003: $2.45) . In addition to the improvement in operating income, the increase reflects lower net financial expense as well as a lower underlying tax rate.

Currency: Sales were positively impacted by four percent due to the weakness of the US dollar, notably against the Euro, although this impact narrowed in the second half. At the EBITDA level the positive effect of US dollar weakness and a benefit from hedging was offset by the strength of the Swiss franc and sterling.

Crop Protection: Sales increased across all product lines and in all regions, with Europe and Latin America generating the strongest growth. Increased disease pressure, notably from soybean rust in Latin America and septoria resistance in European cereals, contributed to a double-digit increase in fungicide sales, with AMISTAR® exceeding $500 million. Insecticides benefited from the roll-out of new combination products while solid growth in herbicides demonstrated the strength of this product line. Professional Products continued a record of top line growth driven largely by the expansion of seed treatment. Total sales of new products grew by 32 percent (CER) to reach $688 million with continuing growth in the CALLISTO® range ($289 million) and in ACTARA®/CRUISER® ($298 million) as well as the successful launch of ENVOKE® on cotton in the USA. The range rationalization program reduced sales by $49 million (CER) in 2004. This four year program, with a cumulative sales impact of $301 million, is now complete. EBITDA rose by 22 percent (CER) to $1463 million.

Seeds: Sales increased across all businesses and in all regions. Sales of Vegetables and Flowers increased by 10 percent. Demand in Field Crops, notably US corn and soybean, was strong; reported sales increased by two percent, impacted by the realignment of sales in the fourth quarter for the coming season’s consumption. US field crops seeds have a marked seasonal pattern of sales and profit, heavily weighted to the first half. Following their acquisition in the second half of 2004, Garst and Golden Harvest made a negligible contribution to sales, as expected, and their consolidation resulted in the reduction of Seeds EBITDA by 48 percent (CER) to $68 million. These acquisitions are expected to be accretive from 2005.

The integration of Garst and Golden Harvest into the North American field crops business is well underway. These acquisitions have significantly increased Syngenta’s market share and, from 2005, the US field crops business will benefit from broader geographic reach, enhanced germplasm and a range of biotech input traits.

SYNGENTA FULL YEAR RESULTS 2004 / PAGE 2 OF 32

Plant Science: Following the acquisition of Garst and Golden Harvest, the management of corn and soybean trait development activities with the associated cost has been transferred to Seeds. In August Syngenta signed a long-term technology agreement with Delta and PineLand (D&PL), the US leader in cotton seed, under which D&PL will commercialize Syngenta’s insect control technology for cotton.

Restructuring, impairment and Discontinued Operations: Total restructuring and impairment charges during the period were $354 million (cash: $171 million; non-cash: $183 million) of which the majority related to the program to streamline global operations, announced in February 2004. The total cost of the program is expected to be around $850 million over five years including a non-cash charge of $350 million. Peak savings of $300 million are expected by the end of 2008. The sale of SF Chem resulted in an additional charge of $108m.

Cash flow and balance sheet: Free cash flow, post acquisitions, of $623 million reflected the increase in operating income, a reduction in working capital in the second half and lower net financial expense. The ratio of average trade working capital as a percentage of sales was 40 percent (2003: 42 percent). Fixed capital expenditure of $166 million was below depreciation of $250 million.

At period end net debt was $864 million (2003: $1.2 billion) representing a gearing ratio of 15 percent (2003: 24 percent).

Taxation: The underlying tax rate for the year was 25 percent (2003: 37 percent). This significant reduction was due to the earlier-than-expected completion of the tax structure optimization. The ongoing tax rate is expected to remain in the mid to low twenties for the foreseeable future.

Cash return to shareholders: In February 2004 the company announced its intention to return over $800 million to shareholders between 2004 and 2006. A total dividend of $142 million was paid in July. In May the company commenced a share repurchase program; by end December 1.7 million shares had been repurchased at an average price of CHF 107.2 which equates to $143 million. These shares will be cancelled, subject to approval at the Annual General Meeting (AGM) on 26 April.

In view of the ongoing strength of financial performance, the 2004 to 2006 cash return program has been enhanced to more than $1 billion. As part of this program a dividend of CHF 2.70, to be paid by way of a nominal par value reduction, will be submitted for shareholder approval at the AGM on 26 April.

Outlook

Michael Pragnell, Chief Executive Officer, said:

“2004 marked a new phase in the evolution of Syngenta. Against a background of favorable market conditions, we made significant progress in delivering our strategy. We remain committed to reinforcing market leadership in Crop Protection and Field Crops seeds; driving growth in the consumer-led businesses of Professional Products and Vegetables and Flowers seeds; and capturing opportunity in new businesses. Our confidence in our people, our ability to innovate and to exploit our broad portfolio and commercial reach, leads us to re-affirm our target of high-teens growth in earnings per share* in each of the next two years. It also enables us to enhance our three year cash return program to shareholders to more than $1 billion by end 2006.”

* Fully diluted, before restructuring, impairment, IFRS 3 adjustment and one-off tax credit.

SYNGENTA FULL YEAR RESULTS 2004 / PAGE 3 OF 32

Crop Protection

For a definition of constant exchange rates and of range rationalization, see Appendix A and Appendix B respectively.

	Full Year			Growth		4th Quarter			Growth

Product line	2004 $m	2003 $m	Actual %	CER %	Ex RR (CER) %	2004 $m	2003 $m	Actual %	CER %	Ex RR (CER) %

Selective herbicides	1867	1717	+ 9	+ 4	+ 6	296	285	+ 4	+1	+ 4
Non-selective herbicides	645	616	+ 5	+ 2	+ 2	104	107	- 3	- 4	- 4
Fungicides	1702	1438	+18	+12	+13	364	316	+15	+11	+12
Insecticides	1049	960	+10	+ 7	+ 7	243	242	+ 1	-	-
Professional products	708	642	+ 9	+ 5	+ 7	148	143	+ 2	-	-
Others	59	48	+21	+16	+16	26	6	+271	+266	+266

Total	6030	5421	+11	+ 7	+ 8	1181	1099	+ 7	+ 5	+ 6

Selective Herbicides: major brands CALLISTO® family, DUAL®/BICEP® MAGNUM, ENVOKE®, FUSILADE®MAX, TOPIK®

Sales of selective herbicides were driven by the CALLISTO® range, which further extended market penetration in the US corn-belt augmented by the launch of LEXAR® in central and southern states. CALLISTO® also expanded rapidly in Europe. A decline in sales of DUAL®/ BICEP® MAGNUM in the USA was partly offset by growth in other regions. ENVOKE® made a significant contribution following its launch on cotton in the USA and generated further growth in Brazil. TOPIK® was particularly successful in southern Europe and in the expanding markets of Eastern Europe, where sales were up by more than 50 percent.

Non-selective Herbicides: major brands GRAMOXONE®, TOUCHDOWN®

GRAMOXONE® sales increased strongly in China following planned channel inventory reduction in 2003 but were lower in Australia owing to drought. A strong recovery in TOUCHDOWN® sales in the second half, with volume increases in NAFTA and Latin America, was partially offset by ongoing price pressure in the USA.

Fungicides: major brands ACANTO®, AMISTAR®, BRAVO®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®

Fungicides registered strong growth across all regions. AMISTAR® sales were driven primarily by soybean rust in Brazil and increased demand on several crops in the USA. Growth in Europe reflected recovery from drought in 2003 and the launch of combination programs to combat cereal septoria resistance, notably with BRAVO®.

Insecticides: major brands ACTARA®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

ACTARA® continued to increase penetration in many markets. KARATE® sales benefited from the strength of Latin American markets and from high pest pressure in Europe. US sales of FORCE® declined due to a reduction in demand for soil-based corn rootworm insecticides in favor of seed treatment; this was partly offset by increased sales in Eastern Europe.

SYNGENTA FULL YEAR RESULTS 2004 / PAGE 4 OF 32

Professional Products: major brands CRUISER®, DIVIDEND®, HERITAGE®, ICON®, MAXIM®

Seed treatments continued to gain popularity among growers in all regions. The main driver of growth was the further success of CRUISER® in the USA, and on soybean in Brazil. Fungicide seed treatments also grew strongly, notably MAXIM® in Brazil and France. Turf sales improved with better weather conditions in the USA and an expansion of direct sales to golf courses in Japan.

	Full Year			Growth		4th Quarter			Growth

Regional	2004 $m	2003 $m	Actual %	CER %	Ex RR (CER) %	2004 $m	2003 $m	Actual %	CER %	Ex RR (CER) %

Europe, Africa & Middle East	2251	1978	+14	+ 5	+ 6	366	358	+ 2	- 5	- 4
NAFTA	1869	1848	+ 1	-	+ 1	194	218	-11	-11	-11
Latin America	1017	748	+36	+36	+37	396	278	+42	+42	+42
Asia Pacific	893	847	+ 6	+ 1	+ 2	225	245	- 8	-10	- 7

Total	6030	5421	+11	+ 7	+ 8	1181	1099	+ 7	+ 5	+ 6

Sales in Europe, Africa and the Middle East demonstrated growth across all product lines, following drought in 2003, with notable contributions from the entire fungicide range and selective herbicides, particularly CALLISTO®. Double-digit increases were registered in France and Eastern Europe, the latter benefiting from increased investment in agriculture and economic growth.

In NAFTA sales of selective herbicides were stable in a challenging market whilst non-selectives continued to be affected by price pressure in glyphosate in the USA, which offset volume growth. Fungicide sales growth was driven primarily by the success of AMISTAR®. Insecticide sales were lower, due to a reduction in the sales of FORCE® and, to a lesser extent, KARATE®. Professional Products – notably seed treatment and turf – performed well. Strong growth continued in Mexico and in Canada, with the roll-out of CRUISER® on canola.

Latin America: Sales expanded across the portfolio in Brazil and Argentina as the international competitiveness of growers and strong export demand encouraged an increase in acreage under cultivation. The strongest growth was generated by insecticides, notably ACTARA®, and by fungicides, with a significant increase in AMISTAR® sales to control the spread of soybean rust. The launch of the combination product PRIORI XTRA®, with both preventative and curative action, further strengthened Syngenta’s position in this important new market.

In Asia Pacific underlying demand in Japan was strong. Sales grew strongly in China where channel inventories have now returned to normal levels. India showed good growth and sales in Australia improved in the second half.

Seeds

For a definition of constant exchange rates, see Appendix A.

	Full Year			Growth		4th Quarter			Growth

Product line	2004 $m	2003 $m	Actual %	CER %	Ex RR (CER) %	2004 $m	2003 $m	Actual %	CER %	Ex RR (CER) %

Field Crops	648	598	+ 8	+ 2	+ 2	51	91	-44	-46	-46
Vegetables & Flowers	591	506	+17	+10	+10	101	97	+ 4	-	-

Total	1239	1104	+12	+ 6	+ 6	152	188	-19	-22	-22

SYNGENTA FULL YEAR RESULTS 2004 / PAGE 5 OF 32

Field Crops: major brands NK® corn, NK® oilseeds, HILLESHÖG® sugar beet

Sales of NK® corn grew across all regions. Demand for NK® soybean was strong throughout the year, although reported sales were lower due to the alignment of fourth quarter sales closer to consumption in the USA for the coming season. In oilseeds NK® sunflower performed well; sugar beet sales increased in buoyant Eastern European markets.

Vegetables and Flowers: major brands S&G® vegetables, ROGERS® vegetables, S&G® flowers

Sales of vegetables grew in all regions. In the USA, sales of DULCINEATM products exceeded $30 million with the continued growth of PUREHEART™ seedless watermelons and the successful launch of a cantaloupe melon. In Europe, a strong performance in S&G® fresh tomatoes, melons and squash more than offset market pressure in the processing segment.

Sales of S&G® flowers also increased across all regions reflecting strong genetics for young plants, effective supply chain management and implementation of a direct sales model.

	Full Year			Growth		4th Quarter			Growth

Regional	2004 $m	2003 $m	Actual %	CER %	Ex RR (CER) %	2004 $m	2003 $m	Actual %	CER %	Ex RR (CER) %

Europe, Africa & Middle East	641	565	+13	+ 3	+ 3	55	58	- 5	-13	-13
NAFTA	437	400	+ 9	+ 8	+ 8	56	89	-37	-38	-38
Latin America	86	79	+ 8	+ 8	+ 8	23	24	- 6	- 6	- 6
Asia Pacific	75	60	+26	+19	+19	18	17	+ 7	+ 3	+ 3

Total	1239	1104	+12	+ 6	+ 6	152	188	-19	-22	-22

Safe Harbor: This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2004 were approximately $7.3 billion. Syngenta employs some 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Analyst/Investor Enquiries:	Jonathan Seabrook (Switzerland)	+41 61 323 7502
	Jennifer Gough (Switzerland)	+41 61 323 5059
	Rhonda Chiger (USA)	+ 1 (917) 322 2569

Media Enquiries:	Markus Payer (Switzerland)	+41 61 323 2323
	Sarah Hull (USA)	+ 1 (202) 347 8348

Share Registry Enquiries	Urs-Andreas Meier	+41 61 323 2095

SYNGENTA FULL YEAR RESULTS 2004 / PAGE 6 OF 32

Financial Summary

	Excluding Restructuring, Impairment and Discontinued Operations(1)		Restructuring, Impairment and Discontinued Operations(1)		As reported under IFRS

For the year to 31 December	2004 $m	2003(2) $m	2004 $m	2003(2) $m	2004 $M	2003(2) $m

Sales	7269	6525	-	-	7269	6525

Gross profit	3737	3277	-	-	3737	3277
Marketing and distribution	(1382)	(1193)	-	-	(1382)	(1193)
Research and development	(809)	(726)	-	-	(809)	(726)
General and administrative	(651)	(674)	-	-	(651)	(674)
Restructuring and impairment	-	-	(354)	(163)	(354)	(163)

Operating income	895	684	(354)	(163)	541	521

Income before taxes	820	545	(354)	(163)	466	382
Income tax expense	(65)	(202)	135	68	70	(134)

Net income from continuing operations	755	343	(219)	(95)	536	248

Discontinued operations	-	-	(108)	6	(108)	6

Net income	755	343	(327)	(89)	428	254

Attributable to minority interests	(7)	3	(25)	1	(32)	4
Attributable to Syngenta AG shareholders:	762	340	(302)	(90)	460	250

One-off tax credit	(139)	-	-	-	(139)	-

Net income before one-off tax credit	623	340	(302)	(90)	321	250

Earnings/(loss) per share(4)
- basic	$7.24	$3.35	$(2.87)	$(0.89)	$4.37	$2.46
- diluted	$7.19	$3.34	$(2.85)	$(0.89)	$4.34	$2.45

Earnings/(loss) per share before one-off tax credit (4)(6)
- basic	$5.92	$3.35	$(2.87)	$(0.89)	$3.05	$2.46
- diluted	$5.87	$3.34	$(2.85)	$(0.89)	$3.02	$2.45

	2004	2003 (2)	2004 CER (3)

Gross profit margin	51.4%	50.2%	52.0%
EBITDA margin(5)	19.2%	18.1%	20.0%
EBITDA(5)	1395	1180
Tax rate(6)	25%	37%
Free cash flow(7)	623	559
Trade working capital to sales(8)	36%	41%
Debt/Equity gearing(9)	15%	24%
Net debt (9)	864	1209

(1)	For further analysis of restructuring and impairment charges, see Note 4 on page 19. Net income and earnings per share excluding restructuring and impairment are provided as additional information, and not as an alternative to net income and earnings per share determined in accordance with IFRS.
(2)	Adjusted in accordance with recent changes in accounting standards, see Note 2 on page 17.
(3)	For a description of CER see Appendix A on page 23.
(4)	The weighted average number of ordinary shares in issue used to calculate the earnings per share were as follows: for 2004 basic EPS 105,208,929 and diluted EPS 106,015,369; 2003 basic EPS 101,682,672 and diluted EPS 101,799,899.
(5)	EBITDA is a non-GAAP measure but is in regular use as a measure of operating performance and is defined in Appendix D.
(6)	Tax rate on results excluding restructuring and impairment and a one-off tax credit associated with the crystallization of previously unrecognized tax losses.
(7)	Includes restructuring and impairment cash outflows. For a description of free cash flow, see Appendix C on page 23.
(8)	Period end trade working capital as a percentage of twelve-month sales, see Appendix G on page 25.
(9)	For a description of net debt and the calculation of debt/equity gearing, see Appendix F on page 25.

SYNGENTA FULL YEAR RESULTS 2004 / PAGE 7 OF 32

Full Year Segmental Results(1)

	Full Year 2004	Full Year 2003(2)	CER(3)
Syngenta	$m	$m	%

Sales	7269	6525	+ 7

Gross Profit	3737	3277	+ 10
Marketing and distribution	(1382)	(1193)	- 11
Research and development	(809)	(726)	- 5
General and administrative	(651)	(674)	+ 8

Operating income	895	684	+ 34

EBITDA(4)	1395	1180	+ 18

EBITDA (%)	19.2	18.1

	Full Year 2004	Full Year 2003(2)	CER(3)
Crop Protection	$m	$m	%

Sales	6030	5421	+ 7

Gross Profit	3108	2709	+ 12
Marketing and distribution	(1040)	(916)	- 9
Research and development	(499)	(453)	- 2
General and administrative	(539)	(582)	+12

Operating income	1030	758	+ 39

EBITDA(4)	1463	1203	+ 22

EBITDA(%)	24.3	22.2

	Full Year 2004	Full Year 2003(2)	CER (3)
Seeds	$m	$m	%

Sales	1239	1104	+ 6

Gross Profit	629	568	+4
Marketing and distribution	(339)	(275)	- 17
Research and development	(186)	(164)	- 10
General and administrative	(99)	(70)	- 34

Operating income	5	59	n/a

EBITDA(4)	68	105	- 48

EBITDA(%)	5.5	9.5

	Full Year 2004	Full Year 2003(2)	CER(3)
Plant Science	$m	$m)%

Sales	-	-	-

Gross Profit	-	-	-
Marketing and distribution	(3)	(2)	n/a
Research and development	(124)	(109)	- 8
General and administrative	(13)	(22)	+ 49

Operating loss	(140)	(133)	-

EBITDA(4)	(136)	(128)	-

EBITDA(%)	n/a	n/a

(1)	Excluding restructuring and impairment, see Note 4 on page 19.
(2)	Adjusted in accordance with recent changes in accounting standards, see Note 2 on page 17.
(3)	Growth at constant exchange rates, see Appendix A on page 23.
(4)	For a reconciliation of segment EBITDA to segment operating income, see Appendix E on page 24.

SYNGENTA FULL YEAR RESULTS 2004 / PAGE 8 OF 32

Unaudited Second Half Segmental Results(1)

	2nd Half 2004	2 nd Half 2003(2)	CER(3)
Syngenta	$m	$m	%

Sales	2694	2450	+ 7

Gross Profit	1245	1102	+ 13
Marketing and distribution	(739)	(596)	- 20
Research and development	(427)	(372)	- 8
General and administrative	(290)	(341)	+ 17

Operating income	(211)	(207)	+ 27

EBITDA	51	41	n/a

EBITDA (%)	1.9	1.7

	2 nd Half 2004	2nd Half 2003(2)	CER(3)
Crop Protection	$m	$m	%

Sales	2326	2100	+ 8

Gross Profit	1065	920	+ 17
Marketing and distribution	(555)	(451)	- 19
Research and development	(261)	(230)	- 5
General and administrative	(231)	(295)	+ 22

Operating income	18	(56)	n/a

EBITDA	238	167	+ 67

EBITDA (%)	10.2	8.0

	2nd Half 2004	2nd Half 2003(2)	CER(3)
Seeds	$m	$m	%

Sales	368	350	+ 1

Gross Profit	180	182	- 5
Marketing and distribution	(182)	(143)	- 22
Research and development	(102)	(84)	- 20
General and administrative	(53)	(32)	- 56

Operating income	(157)	(77)	n/a

EBITDA	(119)	(54)	n/a

EBITDA (%)	-32.6	-15.4

	2nd Half 2004	2 nd Half 2003(2)	CER(3)
Plant Science	$m	$m)%

Sales	-	-	-

Gross Profit	-	-	-
Marketing and distribution	(2)	(2)	- 42
Research and development	(64)	(58)	- 5
General and administrative	(6)	(14)	+ 69

Operating income	(72)	(74)	+ 9

EBITDA	(68)	(72)	+ 12

EBITDA (%)	n/a	n/a

(1)	Excluding restructuring and impairment, see Note 4 on page 19.

(2)	Adjusted in accordance with recent changes in accounting standards, see Note 2 on page 17.

(3)	Growth at constant exchange rates, see Appendix A on page 23.

SYNGENTA FULL YEAR RESULTS 2004 / PAGE 9 OF 32

Unaudited Full Year Product Line and Regional Sales

Syngenta	Full Year 2004 $m	Full Year 2003(1) $m	Actual(2) %	CER(2)3) %	Ex RR(2)4) %

Crop Protection	6030	5421	+ 11	+ 7	+ 8
Seeds	1239	1104	+ 12	+ 6	+ 6

Total	7269	6525	+ 11	+ 7	+ 8

Crop Protection

Product line
Selective herbicides	1867	1717	+ 9	+ 4	+ 6
Non-selective herbicides	645	616	+ 5	+ 2	+ 2
Fungicides	1702	1438	+ 18	+ 12	+ 13
Insecticides	1049	960	+ 10	+ 7	+ 7
Professional products	708	642	+ 9	+ 5	+ 7
Others	59	48	+ 21	+ 16	+ 16

Total	6030	5421	+ 11	+ 7	+ 8

Regional
Europe, Africa and Middle East	2251	1978	+ 14	+ 5	+ 6
NAFTA	1869	1848	+ 1	-	+ 1
Latin America	1017	748	+ 36	+ 36	+ 37
Asia Pacific	893	847	+ 6	+ 1	+ 2

Total	6030	5421	+ 11	+ 7	+ 8

Seeds

Product line
Field Crops	648	598	+ 8	+ 2	+ 2
Vegetables and Flowers	591	506	+ 17	+ 10	+ 10

Total	1239	1104	+ 12	+ 6	+ 6

Regional
Europe, Africa and Middle East	641	565	+ 13	+ 3	+ 3
NAFTA	437	400	+ 9	+ 8	+ 8
Latin America	86	79	+ 8	+ 8	+ 8
Asia Pacific	75	60	+ 26	+ 19	+ 19

Total	1239	1104	+ 12	+ 6	+ 6

(1)	Adjusted in accordance with recent changes in accounting standards, see Note 2 on page 17.

(2)	Product line variances take into account minor reclassifications made in 2004.

(3)	Growth at constant exchange rates, see Appendix A on page 23.

(4)	Growth at constant exchange rates excluding the effects of range rationalization, see Appendix B on page 23.

SYNGENTA FULL YEAR RESULTS 2004 / PAGE 10 OF 32

Unaudited Second Half Product Line and Regional Sales

Syngenta	2nd Half 2004 $m	2ndHalf 2003(1) $m	Actual (2) %	CER (2)(3) %	Ex RR (2)(4) %

Crop Protection	2326	2100	+ 11	+ 8	+ 9
Seeds	368	350	+ 5	+ 1	+ 1

Total	2694	2450	+ 10	+ 7	+ 8

Crop Protection

Product line
Selective herbicides	577	530	+ 9	+ 6	+ 8
Non-selective herbicides	269	252	+ 7	+ 5	+ 5
Fungicides	654	540	+ 21	+ 18	+ 19
Insecticides	452	454	-	- 1	- 1
Professional products	338	314	+ 6	+ 4	+ 4
Others	36	10	+ 253	+ 245	+ 245

Total	2326	2100	+ 11	+ 8	+ 9

Regional
Europe, Africa and Middle East	744	686	+ 8	+ 1	+ 2
NAFTA	492	507	- 3	- 3	- 3
Latin America	680	506	+ 34	+ 34	+ 35
Asia Pacific	410	401	+ 2	-	+ 2

Total	2326	2100	+ 11	+ 8	+ 9

Seeds

Product line
Field Crops	144	153	- 6	- 9	- 9
Vegetables and Flowers	224	197	+ 14	+ 9	+ 9

Total	368	350	+ 5	+ 1	+ 1

Regional
Europe, Africa and Middle East	158	154	+ 3	- 5	- 5
NAFTA	116	112	+ 4	+ 3	+ 3
Latin America	59	54	+ 8	+ 8	+ 8
Asia Pacific	35	30	+ 17	+ 13	+ 13

Total	368	350	+ 5	+ 1	+ 1

(1)	Adjusted in accordance with recent changes in accounting standards, see Note 2 on page 17.

(2)	Product line variances take into account minor reclassifications made in 2004.

(3)	Growth at constant exchange rates, see Appendix A on page 23.

(4)	Growth at constant exchange rates excluding the effects of range rationalization, see Appendix B on page 23.

SYNGENTA FULL YEAR RESULTS 2004 / PAGE 11 OF 32

Unaudited Fourth Quarter Product Line and Regional Sales

Syngenta	4th Quarter 2004 $m	4th Quarter 2003(1) $m	Actual(2) %	CER(2)(3) %	Ex RR(2)(4) %

Crop Protection	1181	1099	+ 7	+ 5	+ 6
Seeds	152	188	- 19	- 22	- 22

Total	1333	1287	+ 4	+ 1	+ 2

Crop Protection

Product line
Selective herbicides	296	285	+ 4	+ 1	+ 4
Non-selective herbicides	104	107	- 3	- 4	- 4
Fungicides	364	316	+ 15	+ 11	+ 12
Insecticides	243	242	+ 1	-	-
Professional products	148	143	+ 2	-	-
Others	26	6	+ 271	+ 266	+ 266

Total	1181	1099	+ 7	+ 5	+ 6

Regional
Europe, Africa and Middle East	366	358	+ 2	- 5	- 4
NAFTA	194	218	- 11	- 11	- 11
Latin America	396	278	+ 42	+ 42	+ 42
Asia Pacific	225	245	- 8	- 10	- 7

Total	1181	1099	+ 7	+ 5	+ 6

Seeds

Product line
Field Crops	51	91	- 44	- 46	- 46
Vegetables and Flowers	101	97	+ 4	-	-

Total	152	188	- 19	- 22	- 22

Regional
Europe, Africa and Middle East	55	58	- 5	- 13	- 13
NAFTA	56	89	- 37	- 38	- 38
Latin America	23	24	- 6	- 6	- 6
Asia Pacific	18	17	+ 7	+ 3	+ 3

Total	152	188	- 19	- 22	- 22

(1)	Adjusted in accordance with recent changes in accounting standards, see Note 2 on page 17.

(2)	Product line variances take into account minor reclassifications made in 2004.

(3)	Growth at constant exchange rates, see Appendix A on page 23.

(4)	Growth at constant exchange rates excluding the effects of range rationalization, see Appendix B on page 23.

SYNGENTA FULL YEAR RESULTS 2004 / PAGE 12 OF 32

Condensed Consolidated Financial Statements

The following condensed consolidated financial statements and notes thereto have been extracted from the consolidated financial statements. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as per Note 1. A reconciliation to US GAAP has been prepared for US investors.

Condensed Consolidated Income Statement

For the year to 31 December	2004 $m	2003(1) $m

Sales	7269	6525

Cost of goods sold	(3532)	(3248)

Gross profit	3737	3277

Marketing and distribution	(1382)	(1193)

Research and development	(809)	(726)

General and administrative	(651)	(674)

Restructuring and impairment	(354)	(163)

Operating income	541	521

Income/(loss) from associates and joint ventures	(2)	(1)

Financial expenses, net	(73)	(138)

Income before taxes	466	382

Income tax credit/(expense)	70	(134)

Net income from continuing operations	536	248

Discontinued operations	(108)	6

Net income/(loss)	428	254

Attributable to:

- Minority interests	(32)	4

- Syngenta AG shareholders	460	250

Earnings/(loss) per share(2)

- Basic	$4.37	$2.46

- Diluted	$4.34	$2.45

(1)	Adjusted in accordance with recent changes in accounting standards, see Note 2 on page 17.

(2)	The weighted average number of ordinary shares in issue used to calculate the earnings per share were as follows: for 2004 basic EPS 105,208,929 and diluted EPS 106,015,369; 2003 basic EPS 101,682,672 and diluted EPS 101,799,899.

SYNGENTA FULL YEAR RESULTS 2004 / PAGE 13 OF 32

Condensed Consolidated Balance Sheet

	31 December 2004 $m	31 December 2003(1) $m

Assets

Current assets

Cash and cash equivalents	227	206

Trade accounts receivable	1887	1707

Other accounts receivable	337	308

Other current assets	766	696

Inventories	2192	1811

Total current assets	5409	4728

Non-current assets

Property, plant and equipment	2188	2374

Intangible assets	2951	2658

Investments in associates and joint ventures	114	107

Deferred tax assets	946	671

Other financial assets	378	430

Total non-current assets	6577	6240

Assets held for sale	22	-

Total assets	12008	10968

Liabilities and equity

Current liabilities

Trade accounts payable	(1466)	(862)

Current financial debts	(423)	(749)

Income taxes payable	(312)	(289)

Other current liabilities	(765)	(747)

Provisions	(258)	(265)

Total current liabilities	(3224)	(2912)

Non-current liabilities

Non-current financial debts	(1117)	(1017)

Deferred tax liabilities	(1119)	(1071)

Provisions	(870)	(845)

Total non-current liabilities	(3106)	(2933)

Total liabilities	(6330)	(5845)

Shareholders’ equity	(5658)	(5056)

Minority interests	(20)	(67)

Total equity	(5678)	(5123)

Total liabilities and equity	(12008)	(10968)

(1)	Adjusted in accordance with recent changes in accounting standards, see Note 2 on page 17.

SYNGENTA FULL YEAR RESULTS 2004 / PAGE 14 OF 32

Condensed Consolidated Cash Flow Statement

For the year to 31 December	2004 $m	2003(1) $m

Operating income	541	521

Reversal of non-cash items;
Depreciation, amortization and impairment on:
Property, plant and equipment	385	298
Intangible assets	250	243
Loss/(gain) on disposal of fixed assets	-	(62)
Charges in respect of share based compensation	33	18
Charges in respect of provisions	420	386
Cash (paid)/received in respect of;
Interest and other financial receipts	221	71
Interest and other financial payments	(235)	(185)
Taxation	(128)	(116)
Restructuring costs	(185)	(179)
Contributions to pension schemes	(144)	(110)
Other provisions	(104)	(157)

Cash flow before working capital changes	1054	728
Change in net current assets and other operating cash flows	255	63

Cash flow from operating activities	1309	791

Additions to property, plant and equipment	(166)	(211)

Proceeds from disposals of property, plant and equipment	49	31

Purchase of intangibles and other financial assets	(104)	(58)

Proceeds from disposals of intangible and financial assets	19	21

Business divestments	1	14

Business acquisitions (net of cash acquired)	(479)	-

Acquisition of minorities	(6)	(29)

Cash flow used for investing activities	(686)	(232)

Increases in third party interest-bearing debt	202	369

Repayment of third party interest-bearing debt	(640)	(938)

(Purchase)/sale of treasury shares	(98)	4

Dividends paid to group shareholders	(142)	(65)

Dividends paid to minorities	(1)	-

Cash flow used for financing activities	(679)	(630)

Net cash flow from discontinued operations	41	(1)

Net effect of currency translation on cash and cash equivalents	36	46

Net change in cash and cash equivalents	21	(26)

Cash and cash equivalents at the beginning of the period	206	232

Cash and cash equivalents at the end of the period	227	206

(1)	Adjusted in accordance with recent changes in accounting standards, see Note 2 on page 17.

SYNGENTA FULL YEAR RESULTS 2004 / PAGE 15 OF 32

Condensed Consolidated Statement of Changes in Shareholders’ Equity

Shareholders’ equity $m

31 December 2002 (adjusted)(1)	4350

Net income attributable to Syngenta AG shareholders	250
Unrealized holding gains/(losses) on available for sale financial assets	17
Unrealized gains/(losses) on derivatives designated as cash flow hedges	44
Income tax (charged)/credited to equity	7
Change in consolidation scope	(5)
Dividends paid to group shareholders	(65)
Issue of shares under employee purchase plan	4
Share based compensation	18
Foreign currency translation effects	436

31 December 2003 (adjusted)(1)	5056

Net income attributable to Syngenta AG shareholders	460
Unrealized holding gains/(losses) on available for sale financial assets	9
Unrealized gains/(losses) on derivatives designated as cash flow hedges	(9)
Income tax (charged)/credited to equity	26
Dividends paid to group shareholders	(142)
Sale of treasury shares	4
Issue of shares under employee purchase plans	32
Share based compensation	33
Share repurchase scheme	(143)
Cash impact of share options under share repurchase scheme	9
Foreign currency translation effects	323

31 December 2004	5658

(1)	Adjusted in accordance with recent changes in accounting standards, see Note 2 on page 17.

SYNGENTA FULL YEAR RESULTS 2004 / PAGE 16 OF 32

Notes to the Condensed Consolidated Financial Statements

Note 1: Basis of Preparation

Nature of operations: Syngenta AG (‘Syngenta’) is a world leading crop protection and seeds business that is engaged in the discovery, development, manufacture and marketing of a range of agricultural products designed to improve crop yields and food quality.

Basis of presentation and accounting policies: The condensed consolidated financial statements and notes thereto have been extracted from the consolidated financial statements. The consolidated financial statements for the year ended 31 December 2004 have been prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the International Accounting Standards Board (IASB), and International Accounting Standards and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee (IASC) that remain in effect. The condensed consolidated financial statements have been prepared in accordance with our policies as set out in the 2003 Financial Report, except as noted below. These principles differ in certain significant respects from generally accepted accounting principles in the United States (‘US GAAP’). Application of US GAAP would have affected shareholders’ net income and equity for the year ended 31 December 2003 and 2004 as detailed in Note 6.

The condensed consolidated financial statements are presented in United States dollars (‘$’) as this is the major trading currency of the company.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Note 2: Changes in Accounting Policies - IFRS

The IASB issued several new or revised accounting standards between December 2003 and March 2004. These standards are mandatory for Syngenta as from 1 January 2005. Wherever practicable, Syngenta has adopted these standards early as from 1 January 2004. Notes 2 and 34 to the consolidated financial statements contain a full description of the changes. The main points are given below. The adjustments for changes which have been applied retrospectively to 2003 were given in the media release issued by Syngenta on 18 January 2005.

Syngenta adopted IAS 1 (revised 2003), ‘Presentation of Financial Statements’ early, as from 1 January 2004, and has consequently presented minority interests in the condensed consolidated income statement as an allocation of net income, and within equity in the condensed consolidated balance sheet. Previously, minority interests were presented in the income statement as a deduction from net income, and positioned in the balance sheet between liabilities and shareholders’ equity.

Syngenta adopted IAS 21 (revised 2003), ‘The Effects of Changes in Foreign Exchange Rates’, early, as from 1 January 2004. This revised standard has had two effects:

Syngenta has accounted for goodwill and fair value adjustments arising on 2004 business combinations in the currencies of the acquired entities. This did not have a material effect on the consolidated financial statements. Goodwill and fair value adjustments on earlier business

SYNGENTA FULL YEAR RESULTS 2004 / PAGE 17 OF 32

combinations continue to be accounted for as previously, mainly in US dollars, as permitted by the revised standard.

Certain long term loans between Syngenta group companies are no longer treated as part of the group’s net investment in the borrowing subsidiary for foreign currency translation purposes. As a result, currency translation differences on these loans are now recorded in the income statement, whereas previously they were recorded as a movement on shareholders’ equity. This change did not have a material effect on the 2004 consolidated income statement.

Syngenta adopted IFRS 2, ‘Share Based Payment’ early, as from 1 January 2004. IFRS 2 requires Syngenta to record the fair value of share and share option grants to its employees as an expense. Previously, these grants were accounted for within shareholders’ equity as transactions with shareholders. Syngenta’s employee share and share option schemes are described, and details of transactions given, in Note 27 to the consolidated financial statements. Syngenta has calculated the expense for 2003 using the same model based on the Black-Scholes-Merton formula, and the same inputs, which it used in previous years to prepare the SFAS No.123 pro-forma disclosures required by US GAAP in the consolidated financial statements. Syngenta has recorded share based compensation expense in 2004 of $33 million before tax, on a consistent basis with 2003.

Syngenta applied IFRS 3, ‘Business Combinations’, to the 2004 acquisitions mentioned in Note 3 below, as immediate application of IFRS 3 to business combinations with an agreement date after 31 March 2004, is mandatory. The main effects of the new standard compared to applying the previous standard, IAS 22, is that goodwill on those acquisitions has not been amortized, and all costs of restructuring the acquired businesses have been shown within restructuring and impairment in the consolidated income statement; under IAS 22, the goodwill would have been amortized and cash restructuring costs of $9 million would have been recorded as part of purchase accounting. For goodwill on previous acquisitions, Syngenta will apply IFRS 3 and the related changes in IAS 36, ‘Impairment of Assets’ (revised March 2004), and IAS 38, ‘Intangible Assets’ (revised March 2004) as from 1 January 2005, as permitted by those standards. As a result, Syngenta will cease to amortize that goodwill as from that date. Amortization charged in the consolidated income statement on that goodwill in 2004 was $56 million.

Syngenta adopted IFRS 5, ‘Non-current Assets held for Sale and Discontinued Operations’ early, as from 1 January 2004. In accordance with IFRS 5, SF-Chem AG has been reported as a discontinued operation. SF-Chem results, together with the loss on disposal, have been shown on a post-tax basis in a single, separate line within the condensed consolidated income statement. As required by IFRS 5, the 2003 income statement has been restated to present it consistently with 2004.

As from 1 January 2004, Syngenta has presented $46 million of royalty income as part of sales, and related royalty expense of $28 million within cost of goods sold. The change has no effect on Syngenta’s consolidated net income, balance sheet or cash flow statement.

Note 3: Changes in the Scope of Consolidation

On 1 September 2004, after Fox Paine acquired a 10 percent interest in the Advanta corn, soybean and wheat seed business in North America, Syngenta acquired 100 percent of the shares of Advanta B.V. On 8 September 2004, Syngenta sold Advanta B.V.’s European, Asian and Latin American subsidiaries and other parts of its North America business to Fox Paine & Co. (‘Fox Paine disposals’). The net cash cost of acquisition, after proceeds for the Fox Paine disposals and cash acquired was $325 million. After the Fox Paine disposals, Syngenta retains a 90 percent interest in Advanta’s former corn, soybean and wheat seed business in North America.

SYNGENTA FULL YEAR RESULTS 2004 / PAGE 18 OF 32

On 31 July 2004, in a single transaction, Syngenta acquired a 90 percent voting interest in each of the following entities which are collectively referred to as ‘Golden Harvest’: Garwood Seed Co.; Golden Seed Co. LLC; Golden Seed Co. Inc.; J C Robinson Seeds Inc.; Sommer Bros Seed Co.; Thorp Seed Co.; Golden Harvest Seeds Inc. The cost of acquisition, net of cash acquired, was $154 million.

In January 2004, Syngenta acquired additional shares in Dia Engei K.K, increasing its shareholding from 33.5 percent to 100 percent. In March 2004, Syngenta formed Dulcinea Farms LLC, in which it has a 51 percent voting interest. In June 2004, Syngenta purchased additional shares in Syngenta Suzhou Crop Protection Co. Ltd, increasing its holding from 95 percent to 100 percent. In May 2004, Syngenta purchased additional shares in Syngenta Nantong Crop Protection Co. Ltd, increasing its holding from 94 percent to 98 percent. The aggregate cash cost of these acquisitions was $6 million.

On 30 September 2004 Syngenta sold its 75 percent interest in its sulphur and chlorine-based chemical intermediates business, SF-Chem AG, to a private equity buyer. This business was shown as part of the Crop Protection segment, and has been presented as a discontinued operation in the consolidated income statement and in the consolidated cash flow statement.

Note 4: Restructuring and Impairment
	2004		2003
For the year to 31 December	$m	$m	$m	$m

Restructuring costs:
Write-off or impairment
- property, plant & equipment	(132)		(44)
- intangible assets	(1)		-
- inventories	(1)		-
Non-cash pension restructuring charges	(50)		9
Cash costs
- operational efficiency	(136)		-
- Seeds acquisition integration	(16)		-
- merger and other cash costs	(19)		(184)
Total		(355)		(219)
Other impairment of assets		-		-
Gains from product disposals		1		17
Gain on sale of technology & intellectual property license		-		39

Total restructuring and impairment charge		(354)		(163)

Restructuring represents the effect on reported performance of initiating business changes which are considered major and which, in the opinion of management, will have a material effect on the nature and focus of Syngenta's operations, and therefore require separate disclosure to provide a more thorough understanding of business performance. Restructuring includes the effects of completing and integrating significant business combinations and divestments. The incidence of these business changes may be periodic and the effect on reported performance of initiating them will vary from period to period. Because each such business change is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of performance including and excluding items affecting comparability. Reported performance before restructuring and impairment is one of the measures used in Syngenta’s short term employee incentive compensation schemes. Syngenta’s definition of restructuring and impairment may not be comparable to similarly titled line items in financial statements of other companies.

SYNGENTA FULL YEAR RESULTS 2004 / PAGE 19 OF 32

Restructuring and impairment includes the impairment costs associated with major restructuring and also impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates.

As part of the operational efficiency program, the closure of three production sites has been announced together with the rationalization of two further production sites. A further focusing of R&T activities, including the closure of one site, has also been announced. The Seeds NAFTA corn and soybean business announced a restructuring program to integrate the Advanta and Golden Harvest acquisitions. The final costs related to the merger restructuring program, associated with the closure of two production sites, were also charged in 2004. Cash costs of $171 million and asset impairments totaling $134 million have been recorded in 2004 for these restructuring initiatives. In addition, the rules of Syngenta’s Swiss pension plan were amended in April 2004 so that, whilst it continues to be accounted as a defined benefit plan, there is increased sharing of risks with the employee members against a one-time non-cash transition charge of $60 million. The change will reduce the expense related to early retirement in 2005 and future years, and reduces Syngenta’s exposure to pension fund investment returns. This charge has been partially offset by an $10 million favorable non-cash impact of pension fund curtailments associated with restructuring.

Note 5: Principal Currency Translation Rates

As an international business selling in over 100 countries, with major manufacturing and R&D facilities in Switzerland, the UK and the USA, movements in currencies impact business performance. The principal currencies and adopted exchange rates against the US dollar used in preparing the financial statements contained in this communication were as follows:

			Period end	Period end
	Average 2004	Average 2003	31 December 2004	31 December 2003

Brazilian real. BRL	2.94	3.12	2.66	2.90
Swiss franc. CHF	1.25	1.35	1.13	1.24
Euro. EUR	0.81	0.89	0.73	0.79
British pound. GBP	0.55	0.61	0.52	0.56
Japanese yen. JPY	108.1	116.5	102.6	106.9

The above average rates are an average of the monthly rates used to prepare the condensed consolidated income and cash flow statements. The period end rates were used for the preparation of the condensed consolidated balance sheet.

SYNGENTA FULL YEAR RESULTS 2004 / PAGE 20 OF 32

Note 6: Reconciliation to US GAAP from the Condensed Consolidated Financial Statements

The condensed consolidated financial statements have been prepared in accordance with IFRS which, as applied by Syngenta, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the following tables:

	2004	2003
Net income (for the year ended 31 December)	$m	$m

Net income/(loss) under IFRS attributable to Syngenta AG shareholders	460	250
US GAAP adjustments:
Purchase accounting:
Zeneca agrochemicals	62	43
Other acquisitions	(62)	(67)
Impairment losses	(1)	(3)
Restructuring charges	47	32
Pension provisions (including post-retirement benefits)	43	2
Deferred taxes on stock-based compensation	(3)	2
Deferred taxes on unrealized profit in inventory	(61)	36
Other items	(17)	(4)
Deferred tax valuation allowances	(34)	-
Tax on undistributed earnings of subsidiaries	(27)	-
Deferred tax effect on US GAAP adjustments	(55)	(41)

Net income/(loss) under US GAAP attributable to Syngenta AG shareholders	352	250

Weighted average number of ordinary shares in issue (million) – basic	105.209	101.682
Weighted average number of ordinary shares in issue (million) – diluted	106.015	101.800

Earnings/(loss) per share under US GAAP (basic)	$3.35	$2.46

Earnings/(loss) per share under US GAAP (diluted)	$3.32	$2.45

For the year ended 31 December 2004, net income under IFRS attributable to Syngenta AG shareholders was $460 million, compared to a net income of $352 million under US GAAP.

The application of the purchase method to business combinations completed in prior periods, and the subsequent accounting for goodwill, are different under IFRS and US GAAP. For intangible assets, this has led to different balance sheet values and amortization charges in each subsequent accounting period, including 2003 and 2004. Also, as Syngenta adopted SFAS No. 142 ‘Goodwill and Intangible Assets’ as of 1 January 2002, it ceased to record goodwill amortization for US GAAP from that date, but has continued to amortize for IFRS. The $62 million reconciling item for Zeneca agrochemicals principally represents the goodwill amortization expense recorded under IFRS. The $(62) million reconciling item for other acquisitions mainly arises because the Sandoz and Ciba-Geigy merger was accounted for as a uniting of interests under IFRS. For US GAAP the merger was accounted for as a purchase, including recognition and subsequent amortization of purchased product rights.

The $47 million reconciling item for restructuring provisions represents employee termination costs which have been recorded under IFRS, but have not been recognized for US GAAP because the employees affected will continue to work beyond the minimum retention period stipulated by SFAS No.146. These costs will be recognized for US GAAP in future periods as the employees complete their remaining service. The $43 million reconciling item for pensions mainly represents past service cost arising from the amendment to the Swiss pension plan. Under IFRS, this cost has been recognized in full in the period, because the related benefits vested immediately. US GAAP requires the cost to be recognized over the expected future service of the employees affected.

SYNGENTA FULL YEAR RESULTS 2004 / PAGE 21 OF 32

The reconciling item for deferred taxes on unrealized intra-group profit in inventory arises because IFRS requires the tax effect of unrealized profit elimination to be measured using the tax rates of the countries in which inventories are held, and US GAAP requires it to be measured using the tax rates of the countries in which the unrealized profit was made. The $(61) million adjustment for 2004 reflects changes in the mix of countries holding the inventories and the differential between the applicable IFRS and US GAAP tax rates on the significant increase in the balance of unrealized profit in inventory compared to 2003.

The reconciling item for deferred tax valuation allowances arises because, where a Syngenta entity has a recent history of tax losses due to restructuring plans, and the forecast future benefits of the restructurings are expected to enable the tax losses to be utilized, IFRS allows a deferred tax asset to be recognized whereas US GAAP does not. The reconciling item for tax on undistributed earnings of subsidiaries arises because IFRS requires provision for tax on future internal dividend payments within the Syngenta group only if a dividend payment is expected to be made, whereas US GAAP requires a provision for tax on all dividends which could, in practice, be paid.

Shareholders’ equity (as at 31 December)	2004 $m	2003 $m

Shareholders’ equity under IFRS	5658	5056
US GAAP adjustments:
Purchase accounting:
Zeneca agrochemicals	(483)	(494)
Other acquisitions	806	868
Impairment losses	23	23
Restructuring charges	76	26
Pension provisions (including post-retirement benefits)	(176)	(166)
Deferred taxes on stock-based compensation	(13)	4
Deferred taxes on unrealized profit in inventory	(79)	(3)
Other items	32	32
Deferred tax valuation allowances	(35)	-
Tax on undistributed earnings of subsidiaries	(27)	-
Deferred tax effect on US GAAP adjustments	(134)	(144)

Shareholders’ equity under US GAAP	5648	5202

The $176 million reconciling item in shareholders' equity for pension provisions at 31 December 2004 includes $229 million which has been directly charged to US GAAP shareholders' equity (2003: $169 million). US GAAP, unlike IFRS, requires this charge to equity so that provisions are at least equal to the unfunded pension liability for each pension plan on an accumulated benefit basis. The discount rate used to measure pension liabilities is based on corporate bond yields, which fell during 2004. This caused an additional $54 million charge to equity during 2004, which does not affect cash or earnings. The $229 million was offset by the deferral of past service costs arising from the Swiss pension plan amendment.

Note 7: New US GAAP Accounting Pronouncements

Where permitted, Syngenta has changed its US GAAP accounting policies in 2004 in line with the changes to its IFRS accounting policies described in Note 2 above, including adoption of the fair value method of accounting for stock-based compensation for US GAAP. No other new US GAAP pronouncements with a material effect on the consolidated financial statements were adopted by Syngenta in the year ended 31 December 2004.

SYNGENTA FULL YEAR RESULTS 2004 / PAGE 22 OF 32

Supplementary Financial Information

Appendix A: Constant Exchange Rates (CER)

In this report results from one period to another period are, where appropriate, compared using constant exchange rates (CER). To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period's exchange rates, rather than at the exchange rates for the current year. CER margin percentages for gross profit and EBITDA are calculated by the ratio of these measures to sales after restating the measures and sales at prior period exchange rates. The CER presentation indicates the underlying business performance before taking into account currency exchange fluctuations. See Note 5: Principal Currency Translation Rates on page 20 for information on average exchange rates in 2004 and 2003.

Appendix B: Sales Excluding Range Rationalization (Ex RR)

Following the formation of Syngenta, the Crop Protection business has sought to improve business quality and create value through the rationalization and modernization of the product portfolio. From 121 active ingredients (AIs) at the time of the merger, the range had been reduced to 78 AIs by the end of 2004 and the program is now complete. In addition, various third party products previously formulated and distributed by Syngenta but generating lower levels of profitability have been exited. Sales growth rates excluding rationalization impact have been calculated by excluding the sales decline at constant exchange rates between current year and prior period caused by these phase-out products.

Appendix C: Free Cash Flow

Free cash flow comprises cash flow after operating activities, investing activities, taxes and operational financing activities prior to discontinued operations and capital financing activities such as drawdown or repayment of debt, dividends paid to Syngenta Group shareholders, share repurchase and other equity movements. Free cash flow is not a measure of financial performance under generally accepted accounting principles and the free cash flow measure used by Syngenta may not be comparable to similarly titled measures of other companies. Free cash flow has been included as it is used by many investors as a useful supplementary measure of cash generation.

	2004	2003(1)
For the year to 31 December	$m	$m

Cash flow from operating activities	1309	791
Cash flow used for investing activities	(686)	(232)

Free cash flow	623	559

(1)	Adjusted in accordance with recent changes in accounting standards, see Note 2 on page 17.

SYNGENTA FULL YEAR RESULTS 2004 / PAGE 23 OF 32

Appendix D: Reconciliation of EBITDA(2) to Net Income

EBITDA is defined as earnings before interest, tax, minority interests, depreciation, amortization and impairment. Information concerning EBITDA has been included as it is used by management and by investors as a supplementary measure of operating performance and is used by Syngenta as the basis of part of its employee incentive schemes. Management focuses on EBITDA excluding restructuring as this excludes items affecting comparability from one period to the next. EBITDA is not a measure of cash liquidity or financial performance under generally accepted accounting principles and the EBITDA measures used by Syngenta may not be comparable to other similarly titled measures of other companies. EBITDA should not be construed as an alternative to operating income or cash flow as determined in accordance with generally accepted accounting principles.

	2004	2003(1)
	$m	$m

Net income attributable to Syngenta AG shareholders	460	250
Minority interests	(32)	4
Income tax (credit)/expense	(70)	134
Financial expenses, net	73	138
Pre-tax restructuring and impairment	354	163
Discontinued operations	108	(6)
Depreciation, amortization and other impairment	502	497

EBITDA excluding restructuring	1395	1180

Appendix E: Reconciliation of Segment EBITDA to Segment Operating Income(2)

	2004			2003(1)
	Crop Protection $m	Seeds $m	Plant Science $m	Crop Protection $m	Seeds $m	Plant Science $m

Operating income	1030	5	(140)	758	59	(133)
Income/(loss) from associates and joint ventures	(2)	2	(2)	(1)	2	(2)
Depreciation, amortization and other impairment	435	61	6	446	44	7

EBITDA	1463	68	(136)	1203	105	(128)

(1)	Adjusted in accordance with recent changes in accounting standards, see Note 2 on page 17.
(2)	Excluding restructuring and impairment, see Note 4 on page 19.

SYNGENTA FULL YEAR RESULTS 2004 / PAGE 24 OF 32

Appendix F: Net Debt Reconciliation

Net debt comprises total debt net of related hedging derivatives and cash and cash equivalents. Net debt is not a measure of financial position under generally accepted accounting principles and the net debt measure used by Syngenta may not be comparable to the similarly titled measure of other companies. Net debt has been included as it is used by many investors as a useful measure of financial position and risk. The following table provides a reconciliation of movements in net debt during the period:

	2004	2003(1)
	$m	$m

Opening balance at 1 January	1209	1671
Acquisitions and other non-cash items	90	(33)
Foreign exchange effect on net debt	(12)	68
Purchase/(sale) of treasury shares	98	(4)
Dividends paid to group shareholders	142	65
Dividends paid to minorities	1	-
Discontinued operations	(41)	1
Free cash flow	(623)	(559)

Closing balance as at 31 December	864	1209

Constituents of closing balance;
Cash and cash equivalents	(227)	(206)
Current financial debts	423	749
Non-current financial debts	1117	1017
Financing-related derivatives (2)	(449)	(351)

Closing balance at 31 December	864	1209

(1)	Adjusted in accordance with recent changes in accounting standards, see Note 2 on page 17.
(2)	Included within other current assets.

The following table presents the derivation of the Debt/Equity gearing ratio:

	2004	2003 (1)
	$m	$m

Net debt	864	1209
Shareholders’ equity	5658	5056

Debt/Equity gearing ratio (%)	15%	24%

Appendix G: Period End Trade Working Capital

The following table provides detail of trade working capital at the period end as a percentage of twelve-month sales:

	2004	2003(1)
	$m	$m

Inventories	2192	1811
Trade accounts receivable	1887	1707
Trade accounts payable	(1466)	(862)

Net trade working capital	2613	2656
Twelve-month sales	7269	6525

Trade working capital as percentage of sales (%)	36%	41%

SYNGENTA FULL YEAR RESULTS 2004 / PAGE 25 OF 32

Appendix H: Adjusted 2004 Financials

Unaudited Adjusted First Half Segmental Results(1)(2)

Syngenta	1st Half 2004 $m	1st Half 2003 $m	CER(3) %

Sales	4575	4075	+ 6

Gross Profit	2492	2175	+ 9
Marketing and distribution	(643)	(597)	- 2
Research and development	(382)	(354)	- 1
General and administrative	(361)	(333)	- 1

Operating income	1106	891	+ 20

EBITDA	1344	1139	+ 14

EBITDA (%)	29.4	28.0

Crop Protection	1st Half 2004 $m	1st Half 2003 $m	CER(3) %

Sales	3704	3321	+ 6

Gross Profit	2043	1789	+ 9
Marketing and distribution	(485)	(465)	+ 1
Research and development	(238)	(223)	+ 1
General and administrative	(308)	(287)	+ 1

Operating income	1012	814	+ 21

EBITDA	1225	1036	+ 15

EBITDA (%)	33.1	31.2

Seeds	1st Half 2004 $m	1st Half 2003 $m	CER(3) %

Sales	871	754	+ 8

Gross Profit	449	386	+ 8
Marketing and distribution	(157)	(132)	- 12
Research and development	(84)	(80)	+ 1
General and administrative	(46)	(38)	- 15

Operating income	162	136	+ 7

EBITDA	187	159	+ 7

EBITDA (%)	21.4	21.1

Plant Science	1st Half 2004 $m	1st Half 2003 $m	CER(3) %

Sales	-	-	-

Gross Profit	-	-	-
Marketing and distribution	(1)	-	n/a
Research and development	(60)	(51)	- 11
General and administrative	(7)	(8)	+ 13

Operating loss	(68)	(59)	- 10

EBITDA	(68)	(56)	- 16

EBITDA (%)	n/a	n/a

(1)	Excluding restructuring and impairment, see Note 4 on page 19.
(2)	Adjusted in accordance with recent changes in accounting standards, see Note 2 on page 17.
(3)	Growth at constant exchange rates, see Appendix A on page 23.

SYNGENTA FULL YEAR RESULTS 2004 / PAGE 26 OF 32

Unaudited Adjusted First Half Product Line and Regional Sales(1)

Syngenta	1st Half 2004 $m	1st Half 2003 $m	Actual(2) %	CER(2)(3) %	Ex RR(2)(4) %

Crop Protection	3704	3321	+ 12	+ 6	+ 7
Seeds	871	754	+ 15	+ 8	+ 8

Total	4575	4075	+ 12	+ 6	+ 7

Crop Protection

Product line
Selective herbicides	1290	1187	+ 8	+ 3	+ 4
Non-selective herbicides	376	364	+ 4	-	-
Fungicides	1048	898	+ 17	+ 10	+ 10
Insecticides	597	506	+ 19	+ 14	+ 14
Professional products	370	328	+ 11	+ 7	+ 11
Others	23	38	- 40	- 44	- 44

Total	3704	3321	+ 12	+ 6	+ 7

Regional
Europe, Africa and Middle East	1507	1292	+ 17	+ 6	+ 6
NAFTA	1377	1341	+ 3	+ 2	+ 4
Latin America	337	242	+ 40	+ 40	+ 40
Asia Pacific	483	446	+ 8	+ 1	+ 1

Total	3704	3321	+ 12	+ 6	+ 7

Seeds

Product line
Field Crops	504	445	+ 13	+ 6	+ 6
Vegetables and Flowers	367	309	+ 19	+ 11	+ 11

Total	871	754	+ 15	+ 8	+ 8

Regional
Europe, Africa and Middle East	483	411	+ 17	+ 6	+ 6
NAFTA	321	288	+ 11	+ 10	+ 10
Latin America	27	25	+ 7	+ 7	+ 7
Asia Pacific	40	30	+ 34	+ 24	+ 24

Total	871	754	+ 15	+ 8	+ 8

(1)	Adjusted in accordance with recent changes in accounting standards, see Note 2 on page 17.
(2)	Product line variances take into account minor reclassifications made in 2004.
(3)	Growth at constant exchange rates, see Appendix A on page 23.
(4)	Growth at constant exchange rates excluding the effects of range rationalization, see Appendix B on page 23.

SYNGENTA FULL YEAR RESULTS 2004 / PAGE 27 OF 32

Unaudited Adjusted First Quarter Product Line and Regional Sales(1)

Syngenta	1st Quarter 2004 $m	1st Quarter 2003 $m	Actual(2) %	CER(2)(3) %	Ex RR(2)(4) %

Crop Protection	1775	1541	+ 15	+ 7	+ 8
Seeds	525	438	+ 20	+ 11	+ 11

Total	2300	1979	+ 16	+ 8	+ 9

Crop Protection

Product line
Selective herbicides	617	565	+ 9	+ 2	+ 3
Non-selective herbicides	171	146	+ 17	+ 10	+ 10
Fungicides	499	424	+ 18	+ 8	+ 9
Insecticides	278	218	+ 28	+ 21	+ 22
Professional products	197	169	+ 16	+ 10	+ 13
Others	13	19	- 34	- 38	- 38

Total	1775	1541	+ 15	+ 7	+ 8

Regional
Europe, Africa and Middle East	772	643	+ 20	+ 6	+ 6
NAFTA	556	561	- 1	- 3	- 1
Latin America	189	110	+ 72	+ 72	+ 73
Asia Pacific	258	227	+ 14	+ 5	+ 6

Total	1775	1541	+ 15	+ 7	+ 8

Seeds

Product line
Field Crops	336	279	+ 20	+ 12	+ 12
Vegetables and Flowers	189	159	+ 19	+ 9	+ 9

Total	525	438	+ 20	+ 11	+ 11

Regional
Europe, Africa and Middle East	314	251	+ 25	+ 11	+ 11
NAFTA	188	173	+ 9	+ 7	+ 7
Latin America	7	2	+ 316	+ 315	+ 315
Asia Pacific	16	12	+ 28	+ 16	+ 16

Total	525	438	+ 20	+ 11	+ 11

(1)	Adjusted in accordance with recent changes in accounting standards, see Note 2 on page 17.
(2)	Product line variances take into account minor reclassifications made in 2004.
(3)	Growth at constant exchange rates, see Appendix A on page 23.
(4)	Growth at constant exchange rates excluding the effects of range rationalization, see Appendix B on page 23.

SYNGENTA FULL YEAR RESULTS 2004 / PAGE 28 OF 32

Unaudited Adjusted Second Quarter Product Line and Regional Sales(1)

Syngenta	2nd Quarter 2004 $m	2nd Quarter 2003 $m	Actual(2) %	CER(2)(3) %	Ex RR(2)(4) %

Crop Protection	1929	1780	+ 8	+ 5	+ 6
Seeds	346	316	+ 9	+ 5	+ 5

Total	2275	2096	+ 9	+ 5	+ 6

Crop Protection

Product line
Selective herbicides	673	622	+ 8	+ 4	+ 6
Non-selective herbicides	205	218	- 4	- 6	- 6
Fungicides	549	474	+ 16	+ 11	+ 11
Insecticides	319	288	+ 13	+ 9	+ 9
Professional products	173	159	+ 7	+ 4	+ 9
Others	10	19	- 50	- 57	- 57

Total	1929	1780	+ 8	+ 5	+ 6

Regional
Europe, Africa and Middle East	735	649	+ 13	+ 6	+ 7
NAFTA	821	780	+ 5	+ 5	+ 7
Latin America	148	132	+ 12	+ 12	+ 12
Asia Pacific	225	219	+ 3	- 3	- 3

Total	1929	1780	+ 8	+ 5	+ 6

Seeds

Product line
Field Crops	168	166	+ 1	- 3	- 3
Vegetables and Flowers	178	150	+ 18	+ 13	+ 13

Total	346	316	+ 9	+ 5	+ 5

Regional
Europe, Africa and Middle East	169	160	+ 6	- 2	- 2
NAFTA	133	115	+ 15	+ 14	+ 14
Latin America	20	23	- 16	- 16	- 16
Asia Pacific	24	18	+ 39	+ 30	+ 30

Total	346	316	+ 9	+ 5	+ 5

(1)	Adjusted in accordance with recent changes in accounting standards, see Note 2 on page 17.
(2)	Product line variances take into account minor reclassifications made in 2004.
(3)	Growth at constant exchange rates, see Appendix A on page 23.
(4)	Growth at constant exchange rates excluding the effects of range rationalization, see Appendix B on page 23.

SYNGENTA FULL YEAR RESULTS 2004 / PAGE 29 OF 32

Unaudited Adjusted Third Quarter Product Line and Regional Sales(1)

Syngenta	3rd Quarter 2004 $m	3rd Quarter 2003 $m	Actual(2) %	CER(2)(3) %	Ex RR(2)(4) %

Crop Protection	1145	1001	+ 14	+ 12	+ 13
Seeds	216	162	+ 33	+ 28	+ 28

Total	1361	1163	+ 17	+ 14	+ 15

Crop Protection

Product line
Selective herbicides	281	245	+ 15	+ 12	+ 14
Non-selective herbicides	165	145	+ 14	+ 12	+ 12
Fungicides	290	224	+ 30	+ 27	+ 27
Insecticides	209	212	- 1	- 2	- 2
Professional products	190	171	+ 9	+ 6	+ 6
Others	10	4	n/a	n/a	n/a

Total	1145	1001	+ 14	+ 12	+ 13

Regional
Europe, Africa and Middle East	378	328	+ 15	+ 8	+ 8
NAFTA	298	289	+ 3	+ 4	+ 4
Latin America	284	228	+ 25	+ 25	+ 26
Asia Pacific	185	156	+ 19	+ 16	+ 17

Total	1145	1001	+ 14	+ 12	+ 13

Seeds

Product line
Field Crops	93	62	+ 50	+ 46	+ 46
Vegetables and Flowers	123	100	+ 23	+ 18	+ 18

Total	216	162	+ 33	+ 28	+ 28

Regional
Europe, Africa and Middle East	103	96	+ 7	- 1	- 1
NAFTA	60	23	+ 162	+ 162	+ 162
Latin America	36	30	+ 20	+ 20	+ 20
Asia Pacific	17	13	+ 29	+ 25	+ 25

Total	216	162	+ 33	+ 28	+ 28

(1)	Adjusted in accordance with recent changes in accounting standards, see Note 2 on page 17.
(2)	Product line variances take into account minor reclassifications made in 2004.
(3)	Growth at constant exchange rates, see Appendix A on page 23.
(4)	Growth at constant exchange rates excluding the effects of range rationalization, see Appendix B on page 23.

SYNGENTA FULL YEAR RESULTS 2004 / PAGE 30 OF 32

Announcements and Meetings

AGM and first quarter trading statement 2005	26 April 2005
Announcement of the half year results 2005	28 July 2005
Third quarter trading statement 2005	21 October 2005
Announcement of 2005 full year results	9 February 2006

Glossary and Trademarks

All product or brand names included in this results statement are trademarks of, or licensed to, a Syngenta group company. For simplicity, sales are reported under the lead brand names, shown below, whereas some compounds are sold under several brand names to address separate market niches.

Selective Herbicides
APIRO®	novel grass weed herbicide for rice
BICEP® MAGNUM	broad spectrum pre-emergence herbicide for corn and sorghum
CALLISTO®	novel herbicide for flexible use on broad-leaved weeds for corn
DUAL® MAGNUM	grass weed killer for corn and soybeans
ENVOKE®	novel low-dose herbicide for cotton and sugar cane
FUSILADE®	grass weed killer for broad-leaf crops
LUMAX®	unique season-long grass and broad leaf weed control for corn
TOPIK®	post-emergence grass weed killer for wheat
Non-selective Herbicides
GRAMOXONE®	rapid, non-systemic burn-down of vegetation
TOUCHDOWN®	systemic total vegetation control
Fungicides
ACANTO®	second-generation strobilurin with particular advantages in early cereal applications
AMISTAR®	broad spectrum strobilurin for use on multiple crops
BRAVO®	broad spectrum fungicide for use on multiple crops
RIDOMIL GOLD®	systemic fungicide for use in vines, potatoes and vegetables
SCORE®	triazole fungicide for use in vegetables, fruits and rice
TILT®	broad spectrum triazole for use in cereals, bananas and peanuts
UNIX®	cereal and vine fungicide with unique mode of action
Insecticides
ACTARA®	second-generation neonicotinoid for controlling foliar and soil pests in multiple crops
FORCE®	unique pyrethroid controlling soil pests in corn
KARATE®	foliar pyrethroid offering broad spectrum insect control
PROCLAIM®	novel, low-dose insecticide for controlling lepidoptera in vegetables and cotton
VERTIMEC®	acaricide for use in fruits, vegetables and cotton
Professional Products
CRUISER®	novel broad spectrum seed treatment - neonicotinoid insecticide
DIVIDEND®	triazole seed treatment fungicide
HERITAGE®	strobilurin turf fungicide
ICON®	public health insecticide
IMPASSE®	termite barrier
MAXIM®	broad spectrum seed treatment fungicide
Field Crops
NK®	global brand for corn, oilseeds and other field crops
HILLESHÖG®	global brand for sugar beet
Vegetables and Flowers
S&G® vegetables	leading brand in Europe, Africa and Asia
S&G® flowers	global brand for seeds and young plants
ROGERS® vegetables	leading brand throughout the Americas
DULCINEATM	consumer produce brand for value-added fruits and vegetables in North America
PUREHEARTTM	DULCINEA™ brand for ‘personal size’ seedless watermelon

SYNGENTA FULL YEAR RESULTS 2004 / PAGE 31 OF 32

Addresses for Correspondence

Swiss Depositary	Depositary for ADRs	Registered Office

SEGA Aktienregister AG	The Bank of New York	Syngenta AG
P.O. Box	Shareholder Relations	Schwarzwaldallee 215
CH-4601 Olten	PO Box 11258	4058 Basel
	Church Street Station	Switzerland
New York, NY 10286
Tel: +41 (0)62 205 3695	Tel: +1 (212) 815 6917	Tel: +41 (0)61 323 1111

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the US Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

SYNGENTA FULL YEAR RESULTS 2004 / PAGE 32 OF 32

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	February 10, 2005	By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary

		By:	/s/ Christoph Mäder

			Name:	Christoph Mäder
			Title:	General Counsel